EXHIBIT 1.01
Remy International, Inc.
Conflict Minerals Report
For the Fiscal Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold ("3TG"). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the "Covered Countries"), or from recycled and scrap sources, they must submit a Form SD that describes the Reasonable Country of Origin Inquiry performed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report ("CMR") to the SEC that includes a description of those due diligence measures.

The CMR presented herein is not audited as the Rule provides that if a registrant’s products are "DRC conflict undeterminable" in 2014, the CMR is not subject to an independent private sector audit.

On January 13, 2014, we acquired substantially all of the assets of United Starters and Alternators Industries, Inc. ("USA Industries") . On March 1, 2015, we acquired substantially all of the assets of Maval Manufacturing, Inc. ("Maval"). As permitted by the Rule, the scope of the disclosure in this Conflict Minerals Report does not include the operations of USA Industries and Maval. The initial reporting period on the products manufactured by USA Industries and Maval will begin during the calendar years 2015 and 2016, respectively.

1. Company and Products Overview

This report has been prepared by management of Remy International, Inc. (together with its subsidiaries, "we", "our", "us", "Remy" or the "Company"). Remy is a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. We sell our products worldwide primarily under the "Delco Remy", "Remy", "World Wide Automotive", "USA Industries" and "Maval" brand names and our customers' widely recognized private label brand names. Our products include new and remanufactured, light-duty and heavy-duty starters and alternators for both original equipment and aftermarket applications, hybrid power technology, and multi-line products, such as constant velocity ("CV") axles, disc brake calipers, and steering gears. These products are principally sold or distributed to original equipment manufacturers ("OEMs") for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. We sell our products principally in North America, Europe, South America and Asia.

2. Due Diligence Process

Management's policy is designed to conform with the supply chain due diligence framework established by the Organisation for Economic Co-operation and Development ("OECD"), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition ("OECD Guidance") and the related supplements for gold and for tin, tantalum and tungsten to assist in determining the source and chain of custody of these conflict minerals.

2.1. Management Systems

We have adopted and clearly communicated to suppliers and the public our Conflict Minerals Policy for the supply chain of minerals originating from conflict-affected and high risk areas. Our Conflict Minerals Policy incorporates the standards against which due diligence is to be conducted, which is consistent with the OECD Guidance. A copy of our Conflict Minerals Policy is listed in Appendix A to this Conflict Minerals Report and posted on our website at www.remyinc.com under "Suppliers".

2.1.1. Internal Management Team

We have structured our internal management to support supply chain due diligence and have established a management system of control and transparency over the mineral supply chain. Our management system includes a Conflict Minerals Steering Committee that consists of department heads (or their representatives) and subject matter experts from relevant functions in Purchasing/Supply Chain, Engineering/Operations, Legal, Finance, Environmental Health and Safety and Internal Audit. Senior management is briefed on the status and results of our conflict minerals due diligence efforts on a regular basis.

2.1.2. Supplier Engagement

As we do not have a direct relationship with smelters and refiners, we are engaged and actively cooperate with other major manufacturers in the automotive industry. We utilize resources from the following industry-wide associations/initiatives to disclose upstream actors in the supply chain: Automotive Industry Action Group ("AIAG"), National Association of Manufacturers ("NAM"), Manufacturers Alliance for Productivity and Innovation ("MAPI") and the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative ("EICC-GeSI") Conflict Free Smelter Initiative ("CFSI"). Other controls include our Code of Ethics and Business Conduct which outlines expected behaviors for all Remy employees, our Supplier Manual and related Appendices, and our Conflict Minerals Policy, which is further described below.

We have and will continue to strengthen our engagement with our suppliers. As noted in our Conflict Minerals Policy, we are working with our suppliers to ensure they use only materials/minerals that have been procured through validated supply channels, so as to ensure that they are not financing conflict in the Covered Countries. In addition, we expect our suppliers to adopt a policy regarding conflict minerals, supply Remy conflict free materials, complete the Remy Conflict Minerals Survey, send surveys to their suppliers and provide additional support to assist us in our record-keeping and accurate reporting of their use of the conflict minerals, as required by Section 1502 of the Dodd-Frank Act and the Rule.

2.1.3. Escalation Procedure

Our Conflict Minerals Policy contains a reporting mechanism for escalating any issues and concerns. We also utilize reporting templates provided by the EICC-GeSI/CFSI that also serve as an early-warning risk awareness system and document repository of supplier responses regarding their use of conflict minerals.

2.1.4. Maintain Records

We have established our due diligence compliance process and set forth a documentation and record maintenance mechanism to ensure the retention of relevant documentation in a structured electronic database.

2.1.5. Risk Mitigation and Future Due Diligence Measures

As our supply chain constantly evolves, we have and intend to continue to take the necessary steps to improve our due diligence procedures to further mitigate any risk that the necessary conflict minerals in our products could finance or benefit armed groups in the Covered Countries. Those steps include, but are not limited to, the following:

a.	include a conflict minerals flow-down clause in new or renewed supplier contracts;

b.	further engage with our suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses;

c.
engage any of our suppliers found to be supplying us with conflict minerals from sources that support conflict in the Covered Countries to establish an alternative source of material that does not support such conflict; and

d.
continue to participate in the AIAG, CFSI and other relevant trade/industry associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

3. Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products and the depth and constant evolution of our supply chain, it is difficult to identify all factors upstream from our suppliers. For 2013, we surveyed our entire supply chain, which consisted of approximately 650 suppliers. For 2014, we conducted a survey of those suppliers who did not respond in 2013, or responded in the previous year, at a company-level, that the materials they supply contain conflict minerals. We refer to these suppliers as "in scope" suppliers. We have identified approximately 475 "in scope" suppliers that possibly contain 3TG based on our supplier responses received. We have relied on the suppliers' responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our suppliers are similarly reliant upon information provided by their suppliers.

4. Design and Implement a Strategy to Respond to Identified Risks

We have established a supply chain risk assessment process that is designed to evaluate and respond to identified risks in order to prevent, detect and mitigate adverse impacts to Remy. Our supply chain risk assessment of supplier and smelter locations will automatically trigger enhanced due diligence procedures to contain or mitigate risk. Findings of the supply chain risk assessment are tracked by Remy Purchasing and Supply Chain personnel and reported to the Conflict Minerals Steering Committee, senior management and the affected supplier/sub-supplier. Our responses to supply chain risks include, but are not limited to: a) continuing trade throughout the course of measurable risk mitigation efforts, b) temporarily suspending trade while pursuing ongoing measurable risk mitigation, or c) disengaging with a supplier after failed attempts at mitigation or where risk mitigation is not feasible or unacceptable.

5. Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with the smelters and refiners, and we do not perform or direct audits of these facilities within our supply chain. However, we support audits of smelters and refiners through industry organizations, such as EICC-GeSI/CFSI, to influence smelters and refineries to get audited and certified through the CFSI’s Conflict Free Smelter Program ("CFSP"). We also support automotive industry-wide conflict mineral initiatives at the AIAG.

6. Report on Supply Chain Due Diligence

A copy of our supply chain materials, including our Supplier Manual and Appendices, our Conflict Minerals Policy and our annual Conflict Minerals Report can be found on our website at www.remyinc.com under "Suppliers".

6.1. Due Diligence Process and Results

In performing a reasonable country of origin inquiry regarding conflict minerals, we conducted a survey through March 31, 2015 of our suppliers using a template developed by the EICC-GeSI known as the CFSI Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide conflict minerals to our supply chain. In addition, the Template contains specific questions regarding the origin of the conflict minerals as well as the supplier’s due diligence policies and practices. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is widely adopted by many companies in their due diligence processes related to conflict minerals.

6.1.1. Survey Responses

Of our approximately 475 "in scope" suppliers surveyed, we received completed Conflict Minerals Reporting Templates from approximately 281 suppliers representing a 59% supplier response rate compared to a 54% supplier response rate for 2013. We noted approximately 214 suppliers previously declared and confirmed that they do not include any 3TG in their products supplied to us. Of the 67 responses from suppliers which included 3TG in their products at a company-level, we noted 14 suppliers stated at a company-level that product was potentially sourced from the Covered Countries. The responses we obtained from our suppliers that were surveyed primarily indicated, at a company-level, whether the materials they supply contain conflict minerals and, if known, the origin of such conflict minerals. Through review of the evidence provided by our suppliers via the Template and after repeated follow up communications, we were unable to conclude with absolute assurance which conflict minerals were provided by our suppliers, which of our products contained those conflict minerals and whether those conflict minerals originated from the Covered Countries.

6.1.2. Efforts to determine country of origin of mine or 3TG

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting the methodology outlined by the CFSI's joint industry programs and outreach initiatives, and requiring that our suppliers conform with the same standards that meets the OECD Guidance and report to us using the Template, we have determined that the smelters and refiners we gathered from our supply chain shall represent the most reasonable known mine of origin information available. Through this industry joint effort and our membership in the CFSI, we made reasonable determination of the mines or locations of origin of the 3TG in our supply chain. We also requested that all of our suppliers support the initiative by following the sourcing initiative and working to align their declared sources with the “Known” and “Conflict Free” lists of sourced metals.

6.1.3. Smelters or Refiners Identified

As a result of our due diligence survey, we have identified 255 smelter and refinery names within our supply chain that are listed on the CFSI's known smelter and refinery listings. Of those CFSI known smelters and refineries, we noted 144 (56%) are compliant with the CFSP and are considered to be conflict free, and 52 smelters and refineries are in communication with CFSI, active with the CFSP or are Tungsten Industry- Conflict Minerals Council member companies as of April 30, 2015. With respect to the remaining 59 (23%) smelters and refineries, these are being engaged to participate in the CFSP, thus CFSI has not provided an opinion as to whether or not the minerals procured from these smelters and refineries originate from the Covered Countries. The data on which we relied for certain statements in this report was obtained through our membership in the CFSI, using the Reasonable Country of Origin Inquiry report for member REMY.

As mentioned previously, the responses we obtained from our suppliers primarily indicated, at a company-level, whether the materials they supply contain conflict minerals and, if known, the origin of such conflict minerals. Based on the results of our due diligence efforts in accordance with the OECD Guidance, we are unable with absolute assurance to identify the origin of the conflict minerals contained in our products. In addition, we are not aware of any evidence that indicated, or could indicate, that the information provided by the suppliers was inaccurate or not reliable. We investigated any potential areas of concern of which we were aware related to supplier responses, and we were able to ultimately resolve the matters and conclude that the supplier responses received were reliable.

Appendix A
Remy International, Inc.
Conflict Minerals Policy

Background
For over a century, Remy has been dedicated to operating our business in an ethical manner and sourcing products from companies that share our commitment to improving social, environmental and human rights issues around the world.

Remy is concerned about the social and human rights impact of the illegal mineral trade.  Armed groups operating in the eastern Democratic Republic of the Congo and its neighboring countries (Angola, Burundi, Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia, collectively referred to herein as the “Conflict Region”), have engaged in civil conflict and committed significant human rights violations.  These groups control many of the Conflict Region’s mines or transit routes.  As a result, the U.S. Congress felt compelled to address concerns that proceeds from  the illegal mining and trade of certain minerals are used to fund extreme violence in the Conflict Region.  Under the requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), U.S. publicly-traded companies are required to disclose certain information if their products contain any tantalum, tin, tungsten and gold necessary for the functionality or production of products they manufacture or contract to manufacture (collectively, "Conflict Minerals"). The SEC issued implementation regulations and further guidance on August 22, 2012, which require all affected U.S. publicly-traded companies with fiscal years ending on December 31, 2013 to file their first annual conflict minerals disclosures with the SEC on or before May 31, 2014 and provide a copy of such information on their company websites.

Remy’s Conflict Minerals Commitment
Remy supports the humanitarian goal of ending the violent conflict in the Conflict Region and is committed to partnering with its customers, suppliers and industry groups to support responsible sourcing of Conflict Minerals.   As such, Remy intends to require suppliers to use only metals that have been procured through validated supply channels so as to ensure that they are not financing conflict in the Conflict Region. Remy is working with its suppliers to trace Conflict Minerals at all tiers within its supply chain.

Remy recognizes that the processes to support validation are still in development by local governments, industry groups, international organizations and non-governmental organizations, with support from governments outside of Central Africa.  Nevertheless, while these processes are being developed and implemented, Remy is taking action to educate our suppliers, join automotive industry initiatives and begin the necessary due diligence towards the goal of meeting these requirements.

Remy’s Expectations for Suppliers
Although this is an extremely complex and challenging issue, Remy believes that the downstream automotive and industrial supply chains have a vital function and responsibility in this process.

Accordingly, Remy suppliers must:

•
Adopt conflict minerals policies.  Remy expects affected suppliers to: i) adopt a policy regarding Conflict Minerals that is in conformance with the Dodd-Frank Act requirements, ii) establish due diligence frameworks to align with the Dodd-Frank Act requirements, iii) implement management systems to support compliance with their policy, and iv) drive those efforts throughout their respective supply chains.

•
Supply “conflict free” materials.  Suppliers shall only supply products or materials to Remy meeting either of the following criteria:  i) any Conflict Minerals must not directly or indirectly fund armed conflict in the Conflict Region as required under the Dodd-Frank Act, or ii) any Conflict Minerals are derived from “recycled or scrap” sources[1].  To ensure compliance with these requirements, Remy will request its suppliers to undertake reasonable due diligence with their supply chains to assure that specified metals are being sourced only from: (i) mines and smelters outside the Conflict Region or (ii) mines and smelters which have been certified by an independent third party as “conflict free” if sourced within the Conflict Region.

•
Send surveys to their suppliers, and complete Remy’s Conflict Minerals Survey.  Affected suppliers are expected to provide Remy with information on whether or not they use any Conflict Minerals in their supply chain via either of the following methods: (i) the iPoint Conflict Minerals Platform (iPCMP) tool

(which can be accessed at http://www.conflict-minerals.com/), or (ii) the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template (which can be accessed at www.conflictfreesmelter.org).  Affected Remy suppliers may be required to obtain from their suppliers similar information on any Conflict Minerals that are ultimately used in Remy products, which will be maintained by Remy as part of the due diligence process.

•
Provide additional support.  Traceability data must be maintained and recorded for five (5) years and provided to Remy upon request.  Suppliers may be required to provide Remy with additional support, including without limitation, record-keeping and accurate reporting of their use of any of the Conflict Minerals as required by Section 1502 of the Dodd-Frank Act.

1 Conflict minerals are considered to be from "recycled or scrap sources" if they are from recycled metals, which are reclaimed end-user or post-consumer products, or scrap processed metals created during product manufacturing.  Recycled metal includes excess, obsolete, defective, and scrap metal materials that contain refined or processed metals that are appropriate to recycle in the production of tin, tantalum, tungsten and/or gold. Minerals partially processed, unprocessed or a bi-product from another ore will not be included in the definition of recycled metal (Item 1.01(d)(6) for Form SD, 77 Fed. Reg. 56274, 56364 (Sept. 12, 2012)).

Additional Information

Any questions regarding Remy’s Conflict Minerals Policy can be addressed to conflictminerals@remyinc.com. Potential ethical or legal violations of this Policy can be reported by accessing our anonymous reporting hotline at 1-800-603-2869.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010: http://www.sec.gov/about/laws/wallstreetreform-cpa.pdf

Text of the SEC’s Final Rules on Conflict Minerals:
http://www.sec.gov/rules/final/2012/34-67716.pdf

The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High-Risk Areas Second Edition, which can be accessed at www.oecd.org/daf/inv/mne/mining.htm

SEC Conflicts Minerals Disclosure - A Small Entity Compliance Guide:
http://www.sec.gov/info/smallbus/secg/conflict-minerals-disclosure-small-entity-compliance-guide.htm

EICC Extractives and Conflict Minerals Resources:
http://www.eicc.info/Extractives.shtml